2013-2014

Economic Outlook

New Nouveau Brunswick

2013-2014 Economic Outlook

Published by:

Department of Finance

Province of New Brunswick

P.O. Box 6000

Fredericton, New Brunswick

E3B 5H1

Canada

Internet: www.gnb.ca/0024/index-e.asp

March 26, 2013

Cover:

Government Services (GS 9130)

Translation:

Translation Bureau, Government Services

Printing and Binding:

Printing Services, New Brunswick Internal Services Agency

ISBN 978-1-55396-363-9

Printed in New Brunswick

Think Recycling!

2013-2014 Economic Outlook

Global Economy

  Global economic growth slowed to 3.2% in 2012, with both industrialized and developing economies reporting weaker performances from the previous year. World growth was driven by emerging market and developing economies, which grew by 5.1% according to the International Monetary Fund (IMF). Advanced economies (led by Canada, the U.S. and Japan) grew by 1.3%, down from 1.6% the previous year due to government restraint and a recession in the euro area.

  Global growth will once again be led by emerging market economies in 2013. According to the IMF, global output is set to expand by 3.5% in 2013, with emerging economies accelerating by 5.5%.

  In the euro area, economic activity contracted in the second half of 2012. A significant drop in industrial production in countries such as Germany and France affected business investment and employment among countries such as Greece and Spain.

3

2013-2014 Economic Outlook

  China and India will be the main drivers of growth among emerging and developing economies in 2013. However, the pace of economic activity in these countries will be below recent expectations due to sluggish growth in many of their trading partners’ economies. In particular, the euro area is expected to experience a modest decline in real Gross Domestic Product (GDP) for the second consecutive year.

  Growth among advanced economies in 2013 will once again be suppressed by weakness in the euro area and fiscal consolidation across governments. Nevertheless, accommodative monetary policies in these economies should partially offset the fiscal tightening.

  The U.S. economy is expected to grow by 2.0% in 2013, slightly below the 2012 level. Thanks to improved confidence levels and healthier household balance sheets resulting from a stronger housing market, consumer expenditures will contribute moderately to growth in 2013.

  The implementation of the American Taxpayer Relief Act of 2012 helped the U.S. avoid the so-called “fiscal cliff”, which was a series of automatic spending cuts and tax increases that were set to take effect on January 1, 2013. However, fiscal restraint in the U.S. is still expected to have a slowing impact on growth.

  The Federal Reserve recently signalled its intention to provide additional stimulus to the economy by purchasing $540 billion worth of long-term Treasury securities over the course of 2013. It is expected the Federal Reserve will keep the federal funds rate at current levels (near zero) as long as the unemployment rate remains above 6.5%.

4

2013-2014 Economic Outlook

Canadian Economy

  Supported largely by growth in domestic demand, initial indicators suggest the Canadian economy expanded by 1.8% in 2012, down from the 2.6% reported in 2011. Economic activity was led by consumer spending, housing and business investment; net trade and government expenditures acted as a drag on growth.

  According to the Bank of Canada, the Canadian economy is set to grow by 2.0% in 2013. Following a slowdown during the second half of 2012, the Bank anticipates the economy will pick up momentum through the first half of 2013 due to a rise in foreign demand and increased activity in the energy sector.

  Household consumption is expected to be a positive contributor to growth in 2013. However, ongoing consumer deleveraging resulting from high debt-to-income ratios will limit consumer expenditure growth.

  Fiscal consolidation among all levels of government will result in public expenditures contributing only marginally to economic activity in 2013. Business investment should improve as the year moves along, stimulating growth.

5

2013-2014 Economic Outlook

  Resource-rich provinces are expected to recover from the unexpected disruptions in production and transportation last year and lead economic growth in 2013. With the exception of Newfoundland and Labrador, central and eastern provinces are expected to have the weakest growth rates in the country.

  The IMF recently stated that the Canadian housing market appears to be 10% overpriced and cautioned Canadian authorities to intervene in the mortgage market if household debt continues to worsen. The IMF’s greatest concern is that highly indebted Canadians could make the country more susceptible to negative economic shocks.

  In December 2012, the Bank of Canada kept its target for the overnight rate at 1%. Improved economic activity in the latter half of 2013 could give rise to increased interest rates if consumer credit levels continue to climb from their already historic highs.

6

2013-2014 Economic Outlook

Statistical Summary - Growth Rates[1]
	2011 to 2012
	N.B.	Canada
Population and Labour
Total Population (July 1)	0.1	1.1
Labour Force	0.6	0.9
Employment	-0.2	1.2
Unemployment Rate (%)	10.2	7.2
Participation Rate (%)	63.1	66.7
Wages and Salaries	1.6	4.2
Consumers and Housing
Retail Sales	-0.5	2.5
Consumer Price Index	1.7	1.5
Housing Starts	-4.4	10.8
Business
Manufacturing Sales	-1.4	3.4
Foreign Exports	0.1	1.9
Building Permits	-3.7	9.1
[1] Per cent change unless otherwise indicated.
Source: Statistics Canada.

New Brunswick Economy

  The Department of Finance estimates real economic growth of 0.7% in 2012 – down from 1.3% projected at budget last year – due to weakness in many sectors of the domestic economy. This estimate is comparable to the consensus among private sector forecasters.

  Economic growth in 2012 was constrained by weak income growth, slowing consumer expenditures and government restraint. Employment for the year declined by 600 although the drop was not as pronounced as the previous two years. On the positive side, the number of full-time jobs in 2012 increased by 1,500.

7

2013-2014 Economic Outlook

  The Department of Finance anticipates real GDP growth of 0.5% in 2013, more prudent than the consensus among private sector forecasters.

  Softer growth is expected in 2013 as new mining developments in the northern part of the province will not be enough to offset the closure of the Brunswick Mine. In addition, potash production is not expected to ramp up until 2014.

8

2013-2014 Economic Outlook

  With the completion of the Point Lepreau refurbishment and the potash mine expansion, major projects that contributed to economic growth in recent years have concluded. This, in combination with more sustainable levels of government capital spending, will limit growth prospects in 2013.

  A gradual rebound in the U.S. housing market should bode well for New Brunswick’s forestry sector and benefit trade, the driver of economic growth in 2013. Electricity generation from the refurbished Point Lepreau facility should also improve the province’s net trade and increase output in the utilities sector.

9

2013-2014 Economic Outlook

  Employment in New Brunswick is expected to improve in 2013 following a difficult period of job losses. Job gains will be supported by increased activity in the forestry and trade sectors, but employment growth will still be rather muted.

New Brunswick Economic Indicators Growth Rates[1], 2010 to 2017, 2010 to 2017
						2015-
	2010	2011	2012	2013	2014	2017
Economic Accounts *
Gross Domestic Product (GDP)	6.6	4.0	2.6	2.7	3.7	3.9
Household Final Consumption Expenditures	4.4	4.4	2.2	2.4	3.4	4.5
Gross Fixed Capital Formation	3.2	-5.7	-2.0	-3.0	3.5	4.1
GDP (real)	3.1	0.0	0.7	0.5	1.4	1.7
Income *
Primary Household Income	2.6	3.9	2.0	2.8	3.3	3.8
Net Operating Surplus: Corporations	36.5	5.3	-0.6	8.4	6.6	2.0
Population and Labour
Total Population (July 1)	0.4	0.3	0.1	0.0	0.0	0.0
Labour Force	-0.4	-0.8	0.6	0.4	0.6	0.3
Employment	-0.9	-1.2	-0.2	0.5	0.8	0.6
Unemployment Rate (%)	9.3	9.5	10.2	10.1	10.0	9.7
Participation Rate (%)	63.6	62.8	63.1	63.5	63.9	64.1
Other
Consumer Price Index	2.1	3.5	1.7	1.8	1.9	1.9
Housing Starts	16.5	-15.8	-4.4	-10.5	-8.2	-0.1
[1] Per cent change unless otherwise indicated. Sources: Statistics Canada. *2012-2017 NB Finance.

  The need for sustainable budget balances will limit governments’ contribution to economic growth in the near-term in exchange for a more favourable growth environment in the future.

  Looking ahead to 2014, improved economic activity in the U.S. and Canada should enhance the province’s trade sector. The mining sector should benefit from the ramping up towards full production of the newly expanded potash mine. Upward potential in the mining sector also exists for the Sisson Brook tungsten mine, should development begin in 2014.

10

2013-2014 Economic Outlook

  Current expectations are for improved economic conditions and a pickup in growth in 2014, with real GDP growth projected to strengthen to 1.4%.

  The proposed west-east petroleum product pipeline could notably impact economic performance through investment and construction activity. Any additional economic benefits are likely to occur over the medium-term.

  Natural resource developments in the energy sector over the long-term horizon could provide a major boost to the province through increased investment spending, job creation and government revenues.

11

2013-2014 Economic Outlook

New Brunswick Annual Indicators

New Brunswick Annual Indicators (as of March 1, 2013)
					%Change
Indicators	2009	2010	2011	2012	2009-10	2010-11	2011-12
Labour
Population 15 Years and Over ('000)	613.9	616.8	619.4	620.4	0.5	0.4	0.2
Labour Force ('000)	394.2	392.5	389.2	391.4	-0.4	-0.8	0.6
Employment ('000)	359.5	356.1	352.0	351.4	-0.9	-1.2	-0.2
Full-time ('000)	302.3	301.7	294.7	296.2	-0.2	-2.3	0.5
Part-time ('000)	57.3	54.4	57.4	55.3	-5.1	5.5	-3.7
Goods-producing Industries ('000)	80.6	79.8	79.8	74.7	-1.0	0.0	-6.4
Service-producing Industries ('000)	278.9	276.3	272.3	276.8	-0.9	-1.4	1.7
Unemployment ('000)	34.6	36.4	37.1	40.0	5.2	1.9	7.8
Participation Rate (%)	64.2	63.6	62.8	63.1	…	…	…
Employment Rate (%)	58.6	57.7	56.8	56.6	…	…	…
Unemployment Rate (%)	8.8	9.3	9.5	10.2	…	…	…
Average Weekly Earnings ($)	749.97	761.72	788.79	809.77	1.6	3.6	2.7
Wages and Salaries ($M)	13,109.0	13,409.5	13,937.0	14,162.2	2.3	3.9	1.6
Employment Insurance Beneficiaries	47,007	46,571	45,665	44,675	-0.9	-1.9	-2.2
Consumers
Retail Trade ($M)	10,092.7	10,592.5	11,102.4	11,041.5	5.0	4.8	-0.5
New Motor Vehicle Sales (units)	35,274	38,777	39,503	39,895	9.9	1.9	1.0
New Motor Vehicle Sales ($M)	1,061.9	1,207.7	1,222.1	1,212.7	13.7	1.2	-0.8
Food Services and Drinking Places ($M)	938.7	968.8	962.2	980.1	3.2	-0.7	1.9
Consumer Price Index (2002=100)	113.5	115.9	120.0	122.0	2.1	3.5	1.7
Housing
Housing Starts (units)	3,521	4,101	3,452	3,299	16.5	-15.8	-4.4
Residential Building Permits ($M)	575.1	570.8	543.5	530.0	-0.7	-4.8	-2.5
MLS® Residential Sales (units)	7,003	6,702	6,599	6,403	-4.3	-1.5	-3.0
Business
Manufacturing Sales ($M)	14,240.4	17,256.9	19,809.0	19,522.6	21.2	14.8	-1.4
Foreign Exports ($M)	9,825.2	12,665.8	14,789.7	14,800.8	28.9	16.8	0.1
Non-residential Building Permits ($M)	573.2	562.5	422.4	400.4	-1.9	-24.9	-5.2
Industrial and Commercial ($M)	272.0	292.3	273.9	239.4	7.5	-6.3	-12.6
Institutional and Government ($M)	301.1	270.2	148.5	161.0	-10.3	-45.1	8.5
Wholesale Trade ($M)	5,486.1	5,832.5	5,926.7	5,967.6	6.3	1.6	0.7
Mining Production ($M)	1,100.4	1,210.5	1,334.9	1,146.4	10.0	10.3	-14.1
Farm Cash Receipts ($M)	498.4	478.8	533.3	527.1	-3.9	11.4	-1.2
Sawn Lumber Production ('000 m3)	1 958.3	2 423.4	2 429.6	2 594.0	23.8	0.3	6.8
Demographics
Population (July 1)	749,945	752,892	755,335	755,950	0.4	0.3	0.1
Natural Increase (July 1-June 30)	948	756	570		…	…	…
Net Migration (July 1-June 30)	1,999	1,687	45		…	…	…

… not  applicable

MLS®  is  a registered trademark  of the Canadian Real Estate Association.

Sources: Statistics Canada, Natural Resources Canada, Agriculture and Agri-Food Canada, and New Brunswick Real Estate Association.

12